                                                Filed Pursuant to Rule 424(b)(3)
                                                File No. 333-49249


PROSPECTUS

                              MEDI-JECT CORPORATION
                              --------------------

                                1,224,199 SHARES
                                       OF
                                  COMMON STOCK
                                ($.01 PAR VALUE)
                              --------------------


         This Prospectus relates to an aggregate of 1,224,199 shares (the "Shares") of Common Stock, par value $.01 per share (the "Common Stock"), of Medi-Ject Corporation, a Minnesota corporation ("Medi-Ject" or the "Company"), that may be sold from time to time by the shareholder named herein (the "Selling Shareholder"). See "Selling Shareholder." The Company will not receive any proceeds from the sale of the Shares. The Company has agreed to pay the expenses of registration of the Shares, including certain legal and accounting fees.

         Any or all of the Shares may be offered from time to time in transactions on the Nasdaq National Market, in brokerage transactions at prevailing market prices or in transactions at negotiated prices. See "Plan of Distribution."

         The Shares offered hereby have not been registered under the blue sky or securities laws of any jurisdiction, and any broker or dealer should assure the existence of an exemption from registration or effectuate such registration in connection with the offer and sale of the Shares.

         The Common Stock is traded on the Nasdaq National Market under the symbol "MEDJ." On April 1, 1998, the last reported sale price of the Common Stock as reported on the Nasdaq National Market was $1-5/8 per share.
                              --------------------

            FOR INFORMATION CONCERNING CERTAIN RISKS RELATED TO THIS
               OFFERING, SEE "RISK FACTORS" BEGINNING ON PAGE 3 OF
                                THIS PROSPECTUS.
                              --------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
         AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
             HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
                SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                 ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.
                              --------------------

         No person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offer contained herein, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities offered hereby in any jurisdiction in which it is not lawful or to any person to whom it is not lawful to make any such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that information herein is correct as of any time subsequent to the date hereof.

               The date of this Prospectus is April 16, 1998.

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and CitiCorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission at (http://www.sec.gov). In addition, the Common Stock of the Company is listed on the Nasdaq National Market, and reports, proxy statements and other information concerning the Company can also be inspected at the offices of the National Association of Securities Dealers, 1735 K. Street, N.W., Washington, D.C. 20006. This Prospectus does not contain all the information set forth in the Registration Statement and exhibits thereto which the Company has filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), and to which reference is hereby made.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents of the Company, which have been filed with the Commission, are hereby incorporated by reference in this Prospectus:

                  (a) the Annual Report on Form 10-K for the year ended December 31, 1997; and

                  (b) the description of the Common Stock contained in the Company's Registration Statement filed pursuant to Section 12 of the Exchange Act and any amendment or report filed for the purpose of updating any such description.

         All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing of such documents. Any statement contained herein or in a document all or part of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company will provide without charge to any person, including any beneficial owner, to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the foregoing documents incorporated herein by reference (other than certain exhibits to such documents). Requests for such copies should be directed to Mark S. Derus, Medi-Ject Corporation, 161 Cheshire Lane, Suite 100, Minneapolis, Minnesota 55441, telephone number (612) 475-7700.

                                  RISK FACTORS

         This Prospectus, including the information incorporated herein by reference, contains forward-looking statements as defined under the Private Securities Litigation Reform Act of 1995, which are intended to qualify for the "safe harbor" provision thereunder. Forward-looking statements represent Medi-Ject's expectations or beliefs concerning future events. Medi-Ject cautions that these statements are further qualified by important factors that could cause actual results to differ materially from those projected in the forward-looking statements as a result, in part, of the risk factors set forth below. In connection with the forward-looking statements that appear in this Prospectus, including the information incorporated herein by reference, prospective purchasers of the Common Stock offered hereby should carefully review the factors set forth below.

UNCERTAINTY OF MARKET ACCEPTANCE; LIMITED CURRENT MARKET FOR NEEDLE-FREE INJECTION SYSTEMS

         The Company's success will depend upon increasing market acceptance of its needle-free injection systems as an alternative to needle injections. During the approximately 15 years since their initial commercial introduction, the Company's needle-free injection systems have had only limited success competing with traditional needles and syringes because, the Company believes, of the size, cost and complexity of use and maintenance of the Company's injectors and the relatively small number of parenteral drugs that have been self-administered. In order to increase market acceptance, the Company believes that it must successfully develop improvements in the design and functionality of future needle-free injection systems that will reduce their cost and increase their appeal to users, thereby making these systems desirable despite their premium cost over traditional disposable needles and syringes. Projected improvements in functionality and design may not adequately address the actual or perceived complexity of using the Company's needle-free injection systems or adequately reduce their cost. In addition, the Company believes that its future success is dependent upon its ability to enter into additional collaborative agreements with drug and medical device manufacturers for the use of its needle-free injection systems with new and existing parenteral drugs. There can be no assurance that the Company will be successful in these efforts or that its needle-free injection systems will ever gain sufficient market acceptance to sustain profitable operations.

HISTORY OF OPERATING LOSSES; UNCERTAINTY OF FUTURE PROFITABILITY

         The Company has had a history of operating losses and, at December 31, 1997, had an accumulated shareholders' deficit of approximately $14.5 million. Net losses for the years ended December 31, 1993, 1994, 1995, 1996 and 1997 were approximately $.5 million, $1.0 million, $1.9 million, $2.2 million and $3.0 million, respectively. The Company expects to continue to incur net losses at least through 1998, as it introduces new and improved needle-free injection systems while undertaking research and development, regulatory approval and commercial introduction activities related to new uses for its needle-free injection systems. There can be no assurance that the Company will achieve or sustain profitability in the future.

RISKS ASSOCIATED WITH DEVELOPING NEW PRODUCTS

         The Company believes that its future success is in part dependent upon the development and commercial introduction of needle-free injection systems that incorporate improvements in design and functionality to reduce their cost and increase their appeal to users. In the United States, Japan and certain European countries, the Company's needle-free Medi-Jector system has been approved only for the injection of insulin and human growth hormone. The Company's future success depends to a significant degree on its ability to obtain regulatory approval for and commercialize the use of its needle-free injection systems for other parenteral drugs. However, the Company has not yet completed research and development work or obtained regulatory approval for such improved systems or for use with any drugs other than insulin and human growth hormone. There can be no assurance that any development work will ultimately be successful or that unforeseen difficulties will not occur in research and development, clinical testing, regulatory submissions and approval, product manufacturing and commercial scale up, marketing, or product distribution related to any such improved systems or new uses. Any such occurrence could materially delay the commercialization of such improved systems or new uses or prevent their market introduction entirely.

     In September 1997, the Company announced that its customers were occasionally experiencing certain problems when using the Medi-Jector Choice system. These problems pertained to the unexpected breakage of the disposable needle-free syringe portion of the system and the fit of the disposable vial adapter onto the syringe. As a result of these problems, management initiated a product recall and replacement campaign for the affected disposable components. Management conducted the recall campaign under the guidance of the United States Food and Drug Administration (FDA). These problems resulted in the Company's inability to ship products until the problems were resolved, resulting in delays of revenue recognition and possible lost sales. The process of resolving the product problems and completing the product recall process occurred principally during the fourth quarter of 1997.

RISKS OF RELATIONSHIP WITH BECTON DICKINSON AND COMPANY

     The Company's ability to introduce improved and less expensive needle-free injection systems will depend in part on the success of its collaborative effort with Becton Dickinson and Company ("Becton Dickinson") to develop a smaller needle-free injector with a disposable, single-use, needle-free syringe. This effort is governed by the terms of a Development and License Agreement between the Company and Becton Dickinson (the "Becton Dickinson Agreement"), under which the Company is responsible for developing the injector body and Becton Dickinson is responsible for developing the needle-free syringe for the system. Until January 1, 1999, Becton Dickinson may terminate the Becton Dickinson Agreement without cause by providing six months' written notice and after January 1, 1999, by providing 12 months' written notice. Since responsibility for developing the needle-free syringe lies with Becton Dickinson, any termination of the Becton Dickinson Agreement would adversely affect the timing and the likelihood of ultimate success of these development efforts. In addition, under the Becton Dickinson Agreement, Medi-Ject granted Becton Dickinson the exclusive, worldwide right to sell a proposed new injector for use with insulin and any other injector that is not designed or calibrated for use with a specific drug made by a specific drug company and that is intended to be distributed primarily through pharmacies for non-professional use. Prior to developing a system for use with any specific drug, the Company and Becton Dickinson must mutually agree on whether or not such system will be of the type covered by Becton Dickinson's exclusive sales rights.

DEPENDENCE ON COLLABORATIVE RELATIONSHIPS

     The Company believes that the introduction and broad acceptance of its systems depends in part upon the success of its current and any future development and licensing arrangements with pharmaceutical and medical device companies covering the development, manufacture or use of the Medi-Jector system with specific parenteral drug therapies. The Company anticipates, consistent with past practice, that under these arrangements the pharmaceutical or medical device company will assist in the development of systems for such drug therapies and collect or sponsor the collection of the appropriate data for submission for regulatory approval of the use of the Medi-Jector system with the licensed drug therapy. The pharmaceutical or medical device company also will be responsible for distribution and marketing of the systems for these drug therapies either worldwide or in specific territories. The Company currently is a party to eight such agreements. There can be no assurance that the Company will be successful in executing additional agreements with pharmaceutical or medical device companies or that existing or future agreements will result in the sale of the Company's needle-free injection systems. As a result of these arrangements, the Company is dependent upon the development, data collection and marketing efforts of such pharmaceutical and medical device companies. The amount and timing of resources such pharmaceutical and medical device companies devote to these efforts are not within the control of the Company, and such pharmaceutical and medical device companies could make material decisions regarding these efforts that could adversely affect the Company's future financial condition and results of operations. In addition, factors that adversely impact the introduction and level of sales of any drug covered by such licensing arrangements, including competition within the pharmaceutical and medical device industries, the timing of FDA or other approvals and intellectual property litigation (such as that surrounding Bio-Technology General Corporation's human growth hormone, which has delayed the introduction of the use of the Medi-Jector system with human growth hormone in the United States), may also negatively affect the Company's sales of Medi-Jector systems for those uses.

LIMITED MANUFACTURING EXPERIENCE; RISKS ASSOCIATED WITH NEW MATERIALS, NEW ASSEMBLY PROCEDURES AND INCREASED PRODUCTION LEVELS

         The Company's manufacturing experience has related primarily to the assembly of products in limited quantities. The Company's planned future needle-free injection systems necessitate significant changes and additions to the Company's manufacturing and assembly process to accommodate new plastic components, a new injection power source and significantly larger quantities. These systems must be manufactured in compliance with regulatory requirements, in a timely manner and in sufficient quantities while maintaining quality and acceptable manufacturing costs. In the course of the required changes and additions to its manufacturing and production methods, the Company may encounter difficulties, including problems involving yields, quality control and assurance, product reliability, manufacturing costs, existing and new equipment, component supplies and shortages of personnel, any of which could result in significant delays in production. There can be no assurance that the Company will be able to produce and manufacture successfully the Company's future needle-free injection systems. Any failure to do so would negatively impact the Company's business, financial condition and results of operations.

COMPETITION; RISK OF TECHNOLOGICAL OBSOLESCENCE

         The Company's current competition is primarily from traditional hypodermic needles and syringes which are used for the vast majority of injections administered today. In order to make needles and syringes easier and safer to use, certain companies have developed syringes with hidden needles, spring-powered needle injectors and injectors with sheathed needles. In addition to competing with these types of traditional hypodermic needles and syringes, the Company's needle-free injection systems also compete with other needle-free injection devices. Currently, competition in the needle-free injection market is limited to small companies with modest financial and other resources, but the barriers to entry are currently low and additional competitors may enter the needle-free injection systems market, including companies with substantially greater resources and experience than the Company. There can be no assurance that the Company will be able to compete effectively against its current or potential competitors in the needle-free injection market, or that such competitors will not succeed in developing or marketing products that will be more accepted in such market. Competition in this market could also force the Company to reduce the prices of its systems below currently planned levels, thereby adversely affecting the Company's revenues and future profitability.

         In general, injection is used only with drugs for which other drug delivery methods are not possible, in particular with biopharmaceutical proteins (drugs derived from living organisms, such as insulin and human growth hormone) that cannot currently be delivered orally, transdermally (through the skin) or pulmonarily (through the lungs). Many companies, both large and small (including Becton Dickinson), are engaged in research and development efforts on novel techniques aimed at delivering such drugs without injection. The successful development and commercial introduction of such a non-injection technique would likely have a material adverse effect on the Company's business, financial condition, results of operations and general prospects.

NEED TO COMPLY WITH GOVERNMENT REGULATIONS

         Government regulation in the United States and certain foreign countries is a significant factor in the Company's business. In the United States, the Food and Drug Administration (the "FDA") has principal jurisdiction over products that are used for human injection. Certain clearances are required from the FDA before medical devices, such as the Company's needle-free injection systems and their use with new drug therapies, can be marketed. The FDA regulatory process in the United States may delay the marketing of new systems for lengthy periods and impose substantial additional costs. Moreover, FDA marketing clearance regulations depend heavily on administrative interpretation, and there can be no assurance that interpretations made by the FDA or other regulatory bodies, with possible retroactive effect, will not adversely affect the Company. There can be no assurance that the Company will be able to obtain clearance of any future Company systems or any expanded uses of current or future Company systems in a timely manner or at all. In addition, even if obtained, FDA clearances are subject to continual review, and if the FDA believes that the Company is not in compliance with applicable requirements, it can institute proceedings to detain or seize the Company's systems, require a recall, suspend production, distribution, marketing and sales, enjoin future violations and assess civil and criminal penalties against the Company, its directors, officers or employees. The FDA may also suspend or withdraw market approval for the Company's systems or require the Company to repair, replace or refund the cost of any system manufactured or distributed by the Company. The Company must also demonstrate compliance with current Quality System Regulations regarding quality control and manufacturing procedures. Compliance with these requirements requires the Company to expend time, resources and effort in the areas of production and quality control for itself and for its contract manufacturers. If violations of the applicable regulations are noted during FDA inspections, the continued marketing of any systems manufactured by the Company may be halted or adversely affected.

         Sales of medical devices outside the United States are subject to United States export requirements and foreign regulatory requirements. Legal restrictions on the sale of imported medical devices vary from country to country. The time and requirements to obtain approval by a foreign country may differ substantially from those required for FDA approval. There can be no assurance that the Company will be able to obtain regulatory approvals or clearances for its products in foreign countries.

FUTURE CAPITAL NEEDS; UNCERTAINTY OF ADDITIONAL FUNDING

         The Company anticipates that the cash on hand, interest expected to be earned thereon and anticipated revenues will be sufficient to finance the Company's operations for at least the next 12 months, although there can be no assurance that additional capital will not be required sooner. In order to meet its needs beyond this period, the Company may be required to raise additional funds through public or private financings. Such financings may not be available when needed on terms acceptable to the Company or at all. Moreover, any additional equity financings may be dilutive to purchasers in this offering, and any debt financing may involve restrictive covenants. An inability to raise such funds when needed might require the Company to delay, scale back or eliminate some or all of its planned system enhancements, market expansion and research and development activities, and might require the Company to cease operations entirely.

DEPENDENCE ON PROPRIETARY TECHNOLOGY RIGHTS

         The Company's success will depend in part on its ability to protect its proprietary rights and to operate without infringing on the proprietary rights of third parties. In appropriate circumstances, the Company may apply for patent protection for uses, processes, products and systems that it develops. The Company currently holds six United States patents, one Japanese patent and one Canadian patent. The Company also has 20 other patent applications being considered in various countries throughout the world. There can be no assurance that any of the Company's current or future patent applications will result in issued patents, that the scope of any current or future patents will prevent competitors from introducing competitive products or that any of the Company's current or future patents would be held valid or enforceable if challenged. Patenting medical devices involves complex legal and factual questions and there is no consistent policy regarding the breadth of claims pertaining to such technologies; the ultimate scope and validity of patents issued to the Company or to its competitors are thus unknown. In addition, there can be no assurance that measures taken by the Company to protect its unpatented proprietary rights will be sufficient to protect these rights against third parties. Likewise,

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there can be no assurance that others will not independently develop or otherwise acquire unpatented technologies or products similar or superior to those of the Company.

         There has been substantial litigation regarding patent and other intellectual property rights in the medical device industry, and the Company may in the future be required to defend its intellectual property rights against infringement, duplication and discovery by third parties or to defend itself against third-party claims of infringement. Likewise, disputes may arise in the future with respect to ownership of technology developed by consultants or under research or development agreements with pharmaceutical companies, or with respect to the ownership of technology developed by employees who were previously employed by other companies. Any such disputes or related litigation could result in substantial costs to, and a diversion of effort by, the Company. An adverse determination could subject the Company to significant liabilities to third parties, require the Company to seek licenses from or pay royalties to third parties or require the Company to develop appropriate alternative technology. There can be no assurance that any such licenses would be available on acceptable terms or at all, or that the Company could develop alternate technology at an acceptable price or at all. Any of these events could have a material adverse effect on the Company's business, financial condition and results of operations.

RISKS ASSOCIATED WITH THIRD-PARTY REIMBURSEMENT OF END USERS

         Sales of the Company's current and proposed systems in certain markets are dependent in part on the availability of adequate reimbursement from third-party healthcare payors. Currently, insurance companies and other third-party payors reimburse the cost of needle-free injectors on a case-by-case basis and may refuse reimbursement if they do not perceive benefits to their use in a particular case. Third-party payors are increasingly challenging the pricing of medical products and services, and there can be no assurance that such third-party payors will not in the future increasingly reject claims for coverage of the cost of needle-free injections. In addition, there can be no assurance that adequate levels of reimbursement will be available to enable the Company to achieve or maintain market acceptance of its systems or maintain price levels sufficient to realize profitable operations. Furthermore, there is a possibility of increased government control or influence over a broad range of healthcare expenditures in the future. Any such trend could negatively impact the market for the Company's needle-free injection systems.

DEPENDENCE ON SINGLE SOURCE SUPPLIERS

         The Medi-Jector Choice system contains certain plastic components the molds for which are located at the facilities of the Company's plastics suppliers. In addition, certain of the Company's planned systems will contain plastic disposable needle-free syringe which Becton Dickinson has the exclusive right to manufacture for the Company under the Becton Dickinson Agreement. Regulatory requirements applicable to medical device manufacturing can make substitution of suppliers costly and time-consuming. In the event that the Company could not obtain adequate quantities of these components from its suppliers, there can be no assurance that the Company would be able to access alternative sources of such components within a reasonable period of time, on acceptable terms or at all. In particular, if the Company were required to change suppliers for its current plastic components, it would need either to move the necessary molds or to obtain new molds, either of which would entail significant delay. Similarly, if Becton Dickinson declined to supply the Company with disposable needle-free syringe for its proposed systems, while the Company has the right to obtain a license to use Becton Dickinson's technology, it is unlikely that the Company could manufacture such components as inexpensively as Becton Dickinson. The unavailability of adequate quantities, the inability to develop alternative sources, a reduction or interruption in supply or a significant increase in the price of components could have a material adverse effect on the Company's ability to manufacture and market its products.

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RISK OF PRODUCT LIABILITY; LIMITATIONS OF INSURANCE COVERAGE

         The Company faces an inherent business risk of exposure to product liability claims in the event that an end user is adversely affected by use or misuse of its systems, and the Company has in the past experienced such claims. The Company currently carries a product liability insurance policy to a level management deems adequate. As the result either of adverse claim experience or of medical device or insurance industry trends, however, the Company may in the future have difficulty in obtaining product liability insurance or be forced to pay very high premiums, and there can be no assurance that insurance coverage will continue to be available on commercially reasonable terms or at all. In addition, there can be no assurance that insurance will adequately cover any product liability claim against the Company. A successful product liability or other claim with respect to uninsured liabilities or in excess of insured liabilities could have a material adverse effect on the Company's business, financial condition and operations.

FAILURE TO MAINTAIN LISTING STANDARDS FOR CONTINUED LISTING ON NASDAQ; POSSIBLE DE-LISTING FROM NASDAQ

         Medi-Ject's Common Stock is listed on the Nasdaq National Market. Nasdaq maintains certain requirements for continued listing on the Nasdaq National Market, including requirements that issuers have net tangible assets of $4 million, a public float of 750,000 shares, a market value of the public float of $5 million and a minimum bid price of $1 per share. Failure to meet any of these requirements could result in the transfer of Medi-Ject's Common Stock from the Nasdaq National Market to the Nasdaq SmallCap Market or, potentially, de-listing of Medi-Ject's Common Stock from Nasdaq. Such de-listing would deprive the Company's shareholders of opportunities to sell their shares of Common Stock in the secondary market and would severely limit the liquidity of such shares.

POTENTIAL APPLICATION OF "PENNY STOCK" RULES

         If the Company fails to maintain qualifications for its Common Stock to trade on the Nasdaq National Market and the price of its Common Stock is below $5.00 per share, the shares may be subject to certain rules of the Commission relating to "penny stocks." Such rules require broker-dealers to make a suitability determination for purchases and to receive the purchaser's prior written consent for a purchase transaction. If the Common Stock is deemed to be a penny stock, additional disclosure would be required in connection with trades in the Common Stock, including the delivery of a disclosure schedule explaining the nature and risks of the penny stock market. Such requirements could severely limit the liquidity of the Common Stock and the ability of purchasers of this Offering to sell their Common Stock in the secondary market.

QUARTERLY FLUCTUATIONS IN OPERATING RESULTS

         The Company's operating results may vary significantly from quarter to quarter, in part because of changes in consumer buying patterns, aggressive competition, the timing of the recognition of licensing or development fee payments and the timing of, and costs related to, any future system or new drug use introductions. The Company's operating results for any particular quarter are not necessarily indicative of any future results. The uncertainties associated with the introduction of any new system or drug use and with general market trends may limit management's ability to forecast short-term results of operations accurately. Fluctuations caused by variations in quarterly operating results or the Company's failure to meet analysts' projections or public expectations as to results may adversely affect the market price of the Company's Common Stock.

POSSIBLE STOCK PRICE VOLATILITY

         The trading prices of the Company's Common Stock could be subject to wide fluctuations in response to events or factors, many of which are beyond the Company's control. These could include, without limitation, (i) quarter to quarter variations in the Company's operating results,

(ii) announcements by the Company or its competitors regarding the results of regulatory approval filings, clinical trials or testing, (iii) developments or disputes concerning proprietary rights, (iv) technological innovations or new commercial products, (v) material changes in the Company's collaborative arrangements and (vi) general conditions in the medical technology industry. Moreover, the stock market has experienced extreme price and volume fluctuations, which have particularly affected the market prices of many medical technology and device companies and which have often been unrelated to the operating performance of such companies.

RELIANCE ON KEY PERSONNEL

         The success of the Company is highly dependent, in part, on its ability to attract and retain highly qualified personnel, including senior management and scientific personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be successful in attracting and retaining key personnel in the future. Any failure to do so could adversely affect the Company.

POSSIBLE ADVERSE MARKET EFFECT OF SALE OF THE SHARES OFFERED HEREBY

         Sales of significant amounts of Common Stock in the public market or the perception that such sales will occur could adversely affect the market price of the Common Stock or the future ability of the Company to raise capital through an offering of its equity securities. As of March 1, 1998, 7,071,589 shares of Common Stock were outstanding, and the 1,224,199 shares offered hereby represented approximately 17.3% of the outstanding shares of Common Stock (or other securities of the Company readily convertible into Common Stock). The Shares offered hereby will be eligible for immediate sale in the public market and could be sold all at once, which could have a significant adverse effect on the market price of the Common Stock.


                              MEDI-JECT CORPORATION

GENERAL

         Medi-Ject Corporation is a drug delivery company focused on developing, manufacturing and marketing needle-free injection systems for the self-administration of a wide range of parenteral (injectable) drugs. The Company's product, the Medi-Jector system, is a hand-held, spring-powered device that injects drugs from a needle-free syringe through the skin, without a needle, as a narrow, high pressure stream of liquid approximately 7/1000ths of an inch in diameter. The Medi-Jector system eliminates the need to pierce the skin with a sharp needle and manipulate a plunger with the needle inserted through the skin. Therefore, many people perceive injections with the Medi-Jector system to be less threatening than injections with a needle. Today's Medi-Jector systems are smaller, easier to use, less expensive and more comfortable than previous needle-free injection systems. The Company believes that the key to widespread market acceptance of its needle-free injection systems depends upon continued improvements in these areas.

         The Company believes that individuals who require self-injection will benefit from the Medi-Jector system because it (i) eliminates the need to pierce themselves with needles for each injection, which should lead to increased compliance with a prescribed injection regimen and consequently reduce health complications, (ii) provides the ability to inject themselves discreetly and
(iii) eliminates the need for sharps disposal of used needles. In addition, healthcare industry providers and payors may benefit from the decrease in long-term costs of patient care that may result from improved patient compliance. Furthermore, based upon discussions with pharmaceutical companies, the Company believes that those companies are motivated to provide improved drug delivery methods in an attempt to differentiate their products in the marketplace and improve patient compliance, which may result in increased sales and larger market share. Although the single largest indication for self-injection is the administration of insulin for the treatment of diabetes, the number of drugs associated with frequent self-injection is increasing as novel biopharmaceuticals are introduced and some individuals previously managed in the hospital are now cared for in the home.

         The Company has entered into licensing and development agreements with multi-national pharmaceutical and medical device companies covering the design and manufacture of customized injection systems for specific drug therapies. In addition to agreements with pharmaceutical companies, including those with Ferring NV, JCR Pharmaceuticals Co., Ltd., Schering-Plough Corporation, Bio-Technology General Corporation, Smithkline Beecham, Organon (Akzo/Nobel) and Teva Pharmaceuticals Industries, Ltd., the Company has entered into a strategic alliance with Becton Dickinson. The goal of this alliance is the joint development and commercialization of new, less expensive and more user friendly injectors which embody proprietary, advanced technology. The Company will design and manufacture the injectors, and Becton Dickinson will design and manufacture the consumable components for the systems. Becton Dickinson has the right to market the injectors and the consumable components worldwide for use initially with insulin and potentially with other drugs. Medi-Ject and Becton Dickinson will collaborate on the development and manufacture of customized versions of the system and share revenues from sales of injectors and consumables to pharmaceutical companies and any revenue generated from licensing milestone payments, development fees and royalties.

         The Company's focus is on the market for the delivery of self-administered parenteral drugs, the largest, most developed portion of which consists of the delivery of insulin. In the United States, over 3.2 million people inject insulin for the treatment of diabetes, resulting in an estimated
2.3 billion injections annually, and the Company believes that the number of insulin injections will increase with time as the result of new diabetes management techniques that recommend more frequent use. Other parenteral drugs that presently are self-administered and are or may be suitable for injection with the Medi-Jector system include therapies for the treatment of multiple sclerosis, migraine headaches, growth retardation, impotence, hormone therapy, AIDS and hepatitis. The Company also believes that other existing parenteral drugs will be self-administered in the future and that additional parenteral drugs that are under development will be deemed appropriate for self-administration.

         Medi-Ject was incorporated in Minnesota in February 1979. The Company's principal executive offices are located at 161 Cheshire Lane, Suite 100, Minneapolis, Minnesota 55441, telephone number (612) 475-7700.

CERTAIN TRANSACTIONS

         On September 27, 1993, the Selling Shareholder, Ethical Holdings, plc (also referred to as "Ethical") and the Company entered into a Preferred Stock Purchase Agreement pursuant to which Ethical purchased 380,808 shares of Series B Convertible Preferred Stock for a price of $1.31 per share. At the same time, the Company and Ethical also entered into (i) an Option Agreement (the "Ethical Option") pursuant to which Ethical obtained the right to purchase 761,615 shares of Series B Convertible Preferred Stock at a price of $1.31 per share (subject to adjustment to $2.62 per share upon the occurrence of certain events) at any time before the first to occur of March 10, 1995, or the effectiveness of a registration statement under the Securities Act registering the Common Stock and
(ii) a Technology License and Co-Development Agreement (the "Ethical License Agreement"). In a letter dated December 10, 1993, Ethical and the Company amended the Ethical Option to provide that the $1.31 per share price should in all events remain valid as to 380,808 shares through September 30, 1994. On March 24, 1995, pursuant to the terms of the Ethical Option, the exercise price was adjusted to $2.62 upon the Company raising in excess of $1,000,000 through the sale of additional shares of capital stock at a price of at least $2.62 per share. On September 16, 1994, Ethical and the Company executed a Waiver and Notice of Exercise Agreement pursuant to which (i) the parties agreed to waive a 380,808 share minimum exercise amount provision in the Ethical Option, (ii) the parties agreed to a 152,323 share minimum exercise amount for the Ethical Option, (iii) the parties agreed to extend the $1.31 per share exercise price on 380,808 shares subject to the Ethical Option through October 31, 1994, and (iv) Ethical exercised the Ethical Option as to 152,323 shares of Series B Convertible Preferred Stock for $1.31 per share. On February 10, 1995, in return for a commitment by Ethical to exercise $100,000 worth of the Ethical Option under certain circumstances, the Company and Ethical amended the Ethical Option to extend its term through September 10, 1995. Ethical exercised the Ethical Option as to 76,161 shares of Series B Convertible Preferred Stock in February 1995, at a price of $1.31 per share. Pursuant to an Agreement dated September 1, 1995, between Ethical and the Company, (i) the parties agreed to waive the 380,808 share minimum exercise increment in the Ethical Option, (ii) the Company agreed to extend the Ethical Option through February 29, 1996, provided that Ethical exercise the Ethical Option as to at least 152,323 shares by September 1, 1995, (iii) Ethical exercised the Ethical Option as to 152,323 shares of Series B Convertible Preferred Stock for $1.64 per share (with the Company agreeing to such price) and (iv) the parties agreed that the Company would have the unilateral right to terminate the Ethical License Agreement at any time (which the Company did in January 1996).

         On December 22, 1995, Ethical and the Company entered into a Loan Agreement (the "Ethical Loan") pursuant to which the Company borrowed $312,500 from Ethical in three installments in December 1995 and January 1996; amounts outstanding under the Ethical Loan bore interest at the rate of 10% per year. In connection with the Ethical Loan, the Company and Ethical again amended the Ethical Option to reduce the per share exercise price on 190,404 of the shares of Series B Convertible Preferred Stock subject to the Ethical Option from $2.62 to $1.64 and to extend the term of the Ethical Option through the later of February 29, 1996, or the repayment date of the Ethical Loan. On February 28, 1996, the Company issued 190,404 shares of Series B Convertible Preferred Stock to Ethical at a price of $1.64 per share in repayment of all principal amounts advanced under the Ethical Loan and paid $1,301 interest in cash. On the same date, Ethical exercised the remainder of the Ethical Option and purchased 190,404 shares of Series B Convertible Preferred Stock for $2.62 per share.

         Ethical elected to convert all of the Series B Convertible Preferred Stock it held into Common Stock. As the result of certain anti-dilution protections applicable to the Series B Convertible Preferred Stock sold to Ethical, the shares converted into 1,224,199 shares of Common Stock.

         Geoffrey Guy, a director of the Company and a member of the Compensation Committee of the Board of Directors, founded Ethical in 1985. Dr.Guy served as Ethical's Chief Executive Officer and was Ethical's Chairman of the Board. In December 1997, Dr.Guy resigned from Ethical and no longer represents Ethical in any capacity.


                               SELLING SHAREHOLDER

         The following table sets forth certain information, as of April 1, 1998, as to the maximum number of Shares that may be sold by the Selling Shareholder pursuant to this Prospectus.

                            Number of
                          Shares Owned     Number of              Number of
                          Prior to the   Shares Offered         Shares Owned
           Name             Offering         Hereby        After the Offering
---------------------     -------------  ---------------   ------------------
Ethical Holdings, plc      1,224,199        1,224,199                0

         The Selling Shareholder acquired the 1,224,199 shares of Common Stock owned by it in several private transactions with the Company. See "Certain Transactions."

                              PLAN OF DISTRIBUTION

         The Shares will be offered and sold by the Selling Shareholder for its own account. The Company will not receive any proceeds from the sale of the Shares pursuant to this Prospectus. The Company has agreed to pay the expenses of registration of the Shares, including a certain amount of legal and accounting fees.

         The Selling Shareholder may offer and sell the Shares from time to time in transactions on the Nasdaq National Market, in brokerage transactions at prevailing market prices or in transactions at negotiated prices. Sales may be made to or through brokers or dealers who may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholder or the purchasers of Shares for whom such brokers or dealers may act as agent or to whom they may sell as principal, or both.

         The Selling Shareholder and any brokers or dealers acting in connection with the sale of the Shares hereunder may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and any profit realized by them on the resale of Shares as principals may be deemed underwriting compensation under the Securities Act.


                                     EXPERTS

         The financial statements of the Company incorporated by reference in this Prospectus and elsewhere in the Registration Statement have been audited by KPMG Peat Marwick LLP, independent certified public accountants, as indicated in their report with respect thereto, and incorporated herein by reference in reliance upon the authority of such firm as experts in accounting and auditing.


                                  LEGAL MATTERS

         The validity of the Shares offered hereby has been passed upon for the Company by Dorsey & Whitney LLP, 220 South Sixth Street, Minneapolis, Minnesota 55402.

================================================================================
         No dealer, salesperson or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company, the Selling Shareholder or any other person. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy to any person in any jurisdiction in which such offer or solicitation would be unlawful or to any person to whom it is unlawful. Neither the delivery of this Prospectus nor any offer or sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company or that the information contained herein is correct as of any time subsequent to the date hereof.

                                   ----------


                                TABLE OF CONTENTS

                                                               PAGE

               Available Information..........................   2
               Incorporation of Certain Documents
                    By Reference..............................   2
               Risk Factors...................................   3
               Medi-Ject Corporation..........................   9
               Selling Shareholder............................  12
               Plan of Distribution...........................  12
               Experts........................................  12
               Legal Matters..................................  12


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                                1,224,199 Shares




                              MEDI-JECT CORPORATION





                                  Common Stock



                                  ------------
                                   PROSPECTUS
                                  ------------





                                April 16, 1998

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